SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom first quarter 2004 consolidated revenues and other information.

This Report on Form 6-K is deemed filed with the Securities and Exchange Commission and shall be incorporated by reference into the Registration Statements on Form S-8 (Registration No. 333-13662 and Registration No. 333-114841) filed by France Telecom under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by France Telecom under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Paris, April 29, 2004

FRANCE TELECOM FIRST QUARTER 2004 CONSOLIDATED REVENUES AND OTHER INFORMATION

France Telecom Consolidated Revenues Q1 2004 / 2003

(in millions of euros)	Q1 2004	Q1 2003 Historical	% Change 2004/2003 Historical	Q1 2003 on a comparable basis*	% Change 2004/2003 on a comparable basis*

Total revenues	11,447	11,376	+ 0.6	10,926	+ 4.8

Revenues bysegment

Orange	4,678	4,255	+ 9.9	4,172	+ 12.1
Of which Orange France	2,031	1,864	+ 9.0	1,864	+ 9.0
Orange UK	1,500	1,429	+ 4.9	1,408	+ 6.5
Orange Rest of world	1,187	1,002	+ 18.5	940	+ 26.3
Inter sub-segment eliminations	-40	-40	+ 0.7	-39	+ 2.5

Wanadoo	636	567	+ 12.2	552	+ 15.3
Of which Access, portals and e-Merchant	455	393	+ 15.7	389	+ 16.9
Directories	184	175	+ 4.9	164	+ 11.9
Inter sub-segment eliminations	-2	-1	n.s.	-1	n.s.

Fixed Line, Distribution, Networks, Large Customers and Carriers	5,409	5,449	- 0.7	5,442	- 0.6
Of which Consumer services	2,736	2,825	- 3.2	2,825	- 3.1
Business services	1,645	1,719	- 4.3	1,713	- 4.0
Carrier services	926	824	+ 12.3	823	+ 12.4
Other revenues	102	80	+ 27.1	80	+ 27.0

Equant	563	685	- 17.8	588	- 4.2

TP Group	963	1,070	- 10.0	938	+ 2.7
Of which Fixed line services	724	869	- 16.7	762	- 5.0
Wireless telephony	272	232	+ 17.2	203	+ 33.7
Internet and other revenues	13	12	+ 6.1	11	+ 18.2
Inter sub-segment eliminations	-45	-43	+ 4.9	-38	+ 20.2

Other International operations	327	435	- 24.8	306	+ 7.0
Inter-segment eliminations	-1,130	-1,085	+ 4.2	-1,071	+ 5.5

*	Unaudited figures

Financial terms are defined on page 5.

TOP Program: improved operating performance and margins, coupled with increased investments in growth

•	The TOP indicator Operating income before depreciation and amortization less CAPEX (investments in tangible and intangible assets excluding licenses) increased by 10% on a historical basis and 14% on a comparable basis to 3.4 billion euros. This improvement reflects the ongoing deployment of the TOP program and substantial improvements in the Group’s processes.

•	Operating income before depreciation and amortization reached 4.3 billion euros, an increase of 4.3% on a historical basis and of 8.3% on a comparable basis. Operating income increased 16.3% on a historical basis and 16.8% on a comparable basis, totaling 2.55 billion euros for Q1 2004.

•	CAPEX (investments in tangible and intangible assets excluding licenses) for Q1 2004 amounted to 882 million euros, a decrease of 13.2% on a historical basis and 9.2% on a comparable basis. This decrease was partly due to negotiations within the framework of the TOP Sourcing initiative, resulting in lower purchase prices. The CAPEX/revenues ratio was 7.7% for the period, compared to 8.9% for Q1 2003. Given seasonal variations in investments, which tend to be concentrated at the end of the year, France Telecom confirms its objective of 10 to 12% for full-year 2004.

Group profile at March 31, 2004

The France Telecom Group had a total of 118.6 million customers worldwide at March 31, 2004, broken down as follows:

	Customers (in millions)	Countries
Wireless Communications	57.4	20
Fixed Line Telephony	49.4	9
Internet Access (active customers)	10.9	11
Cable Networks	0.9	1

ORANGE

	Q1 2004	Q1 2003	Change (in %)

Customer base (in thousands)
Orange France	20,371	19,231	+ 5.9
of which contract (in %)	58.6%	56.2%
Orange UK	13,820	13,313	+ 3.8
of which contract (in%)	32.6%	32.2%
Orange Rest of World	15,891	12,380	+ 28.4
of which contract (in %)	32.9%	33.1%
TOTAL Orange	50,082	44,924	+ 11.5

Total ARPU (contract and prepay services)
Orange France (in €)	382	375	+ 1.9
Orange UK (in £)	273	263	+ 3.8

Total AUPU (in minutes)
Orange France	163	146	+ 11.6
Orange UK	146	142	+ 2.8

Share of non-voice services in network revenues (in %)
Orange France	14.0%	11.3%
Orange UK	17.2%	15.8%
TOTAL Orange	14.7%	12.6%

Other significant developments in Q1 2004

In Romania, the buyout of one of the minority shareholders in Orange Romania increased Orange’s ownership of the company to more than 73%, compared to 67.8% at the end of 2003.

In Denmark, Orange enhanced its flexibility by buying out minority shareholders in Orange Denmark and signing an agreement terminating all litigation in progress. Orange now owns 100% of the company, compared to 67,2% at the end of 2003.

(See Appendix 2 for key commercial indicators )

WANADOO

Internet Access

(in thousands)	Q1 2004	Q1 2003	Change (in %)
Total customers in France	4,664	4,130	+ 12.9
including broadband customers	2,123	1,240	+ 71.1
Total customers	9,348	8,786	+ 6.5
including broadband customers	2,868	1,612	+ 77.9

FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND CARRIERS:

	Q1 2004	Q1 2003	% Change
ADSL installed base
ADSL accesses (in thousands)	4,116	1,854	+ 122.0
Of which Wanadoo accesses	2,042	1,174	+ 73.9
Of which third-party ISP accesses	1,618	663	+ 144.1
Of which unbundled telephone lines	456	17	n.s.
Consumer services
Consumer “voice” traffic (in billions of minutes)	14.7	15.9	- 7.3
Subscriptions to inclusive call time contracts (in millions)	9.3	7.3	+ 27.3
in % of total customers	37,0%	28,8%
Business services
Business service “voice” traffic (in billion of minutes)	5.4	5.7	- 6.7
Number of business service data network accesses (in thousands)	229.6	211.4	+ 8.6
Networks & Carriers
Domestic interconnection “voice” traffic (in billions of minutes)	12.3	10.9	+ 13.4

TP GROUP

	Q1 2004	Q1 2003	Change (in %)
Total fixed line customers (in thousands)	11,278	10,879	+ 3.7
Total wireless customers (in thousands)	6,011	4,739	+ 26.8
of which contract (in %)	45.9%	40.0%

TP Group share of wireless market (PTK Centertel)	32.5%	32.0%

APPENDIX 1 – Definition of financial terms used

Figures on a comparable basis: figures for the 3 months ended March 31, 2003. In order to provide a basis of comparison with the results for the 3 months ended March 31, 2004, figures on a comparable basis with constant exchange rates and scope of consolidation are presented for the first quarter of 2003. To this end, the results for the 3 months ended March 31, 2003 have been adjusted to reflect the same scope of consolidation and exchange rates as used for the first quarter of 2004.

ARPU – for Orange: the annual average revenue per user is calculated by dividing network revenues for the previous 12 months by the weighted average number of customers during the same period. Network revenues include outgoing traffic, incoming traffic, connection fees, visitor roaming and value-added services. The weighted average number of customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French wireless network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

AUPU – for Orange: average monthly usage per user, calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, ingoing calls and roaming) by the average subscriber base of Orange for the same period. AUPU is quoted on a monthly basis per customer.

CAPEX: investments in tangible and intangible assets, excluding GSM and UMTS licenses, and investments financed through capital leases.

Operating income before depreciation and amortization: operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.

APPENDIX 2 – Selected information for the three months ended 31 March 2004 and 2003

	Three months ended 31 March
(millions of €)	2004	2003 Comparable Basis	2003 Reported
	(unaudited)	(unaudited)	(unaudited)
Total revenues
Orange France	2,031	1,864	1,864
Orange UK	1,500	1,408	1,429
Rest of World	1,187	940	1,002
Inter segment eliminations	(40)	(40)	(40)
Total	4,678	4,172	4,255

of which:
Network revenues
Orange France	1,921	1,745	1,745
Orange UK	1,354	1,275	1,295
Rest of World	1,064	848	905
Inter segment eliminations	(36)	(25)	(26)
Total	4,303	3,843	3,919

	As at 31 March
(in thousands)	2004	2003 Comparable Basis
	(unaudited)	(unaudited)
Customer base
Orange France	20,371	19,231
Orange UK	13,820	13,313
Rest of World	15,891	12,380
Total	50,082	44,924

Key business indicators for France and the UK are set out below. ARPU numbers are stated on a rolling 12-month basis.

	Three months ended 31 March
	2004	2003 Comparable Basis
	(unaudited)	(unaudited)
France
Customers (in thousands) (period end)	20,371	19,231
Contract	11,935	10,802
Prepay	8,436	8,429

Recurring network revenues (€ in millions)	1,921	1,745
Equipment and other revenues (€ in millions)	110	119
Total revenues (€ in millions)	2,031	1,864

Annual average revenue per user (€)	382	375
Contract	546	552
Prepay	163	162

UK	13,820	13,313
Customers (in thousands) (period end)	4,508	4,292
Contract	9,312	9,021
Prepay

Recurring network revenues (€ in millions)	1,354	1,275
Equipment and other revenues (€ in millions)	146	133
Total revenues (€ in millions)	1,500	1,408

Annual average revenue per user (£)	273	263
Contract	574	563
Prepay	128	125

This document contains “forward-looking statements” about France Telecom. Such statements are not actual facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced Ambition FT 2005 plan and the TOP and TOP Line programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de Référence submitted to the COB on March 9, 2004 and its filing on Form 20-F with the U.S. Securities and Exchange Commission on April 16, 2004. The forward-looking statements in this document speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof, to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 4, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information